Ballard Power Systems Inc.

News Release

Ballard Selected by U.S. FTA to Power Four Buses under the National Fuel Cell Bus Program

•	Ballard to work with 4 system integrators on reduced-cost bus configurations

•	Will help advance clean fuel cell bus commercialization, using no fossil fuels

For Immediate Release – December 22, 2010

LOWELL, MA and VANCOUVER, CANADA – Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today announced that the company will be participating in four Federal Transit Administration (FTA) projects for development and deployment of clean, zero-emission fuel cell buses under the National Fuel Cell Bus Program.

The funded program is aimed at reducing fuel cell bus cost, expanding the supply chain and demonstrating fuel cell buses with transit agencies, potentially leading to larger procurements in future. Ballard will deliver four FCvelocity® fuel cell power modules in 2011 from its Lowell, MA facility, one each to system integrators BAE Systems Inc. – which has partnered with Ballard previously – Proterra Inc., EVAmerica LLC and DesignLine USA.

One of the Ballard zero-emission modules will produce 150 kilowatts (kW) of power, while the remaining three modules will each produce 75kW of power. These will be integrated into hybrid electric drive systems on transit buses slated for operation in Alabama, Illinois, Ohio and South Carolina.

Congresswoman Niki Tsongas (D-MA) said, “Ballard is leading the way in developing the clean energy technology that creates jobs, protects our environment, and lowers our dependence on foreign sources of fuel. This award from the FTA is a significant step forward in their development of zero emission buses and is excellent news for the continued growth of Ballard’s Lowell operation.”

The National Fuel Cell Bus Program facilitates development of commercially viable fuel cell bus technologies and related infrastructure for deployment in transit revenue service. The FTA is playing a key role in accelerating fuel cell bus deployments, providing greater public exposure to the safe operation of zero emission vehicles and leading to broader acceptance of this technology.

“These awards are enabling four sophisticated system integrators to incorporate Ballard zero-emission fuel cell technology into a range of innovative vehicle configurations,” said Michael Goldstein, Ballard’s Chief Commercial Officer. “Buses will then be showcased in various transit agency operating environments. The additional system integration partners demonstrating multiple bus configurations will help to accelerate the path to a cleaner environment and quieter streets for everyone.”

Ballard continues to work with U.S. industry and clean transportation advocates, including CALSTART and the Center for Transportation and the Environment, to stimulate use of fuel cell technology in transit buses. Increased volumes of fuel cell-powered buses are expected to support cost and price reductions through scale economies, enabling fuel cell solutions to compete more effectively with incumbent transit technologies.
About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements, including expected product deliveries, market growth and customer product deployments, which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com